SE 08030424 MISSION
Washington, D.C. 20549

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

AB
3/13

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TheMuniCenter, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue, 14th Fl.
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa O'Leary 212-208-9130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/19/08

OATH OR AFFIRMATION

I, Thomas S. Vales, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TheMuniCenter, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

TERESA O'LEARY
Notary Public, State of New York
No. 02-OL6013969
Qualified in Nassau County
Term Expires February 14, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THEMUNICENTER, L.L.C.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2007

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Member of
TheMuniCenter, L.L.C.

We have audited the accompanying statement of financial condition of TheMuniCenter, L.L.C. as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TheMuniCenter, L.L.C. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Louis Sternbach & Company LLP
Certified Public Accountants

February 23, 2008
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

THEMUNICENTER, L.L.C.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2007

ASSETS

ASSETS	
Cash and cash equivalents	$5,645,637
Receivables:	
Brokers and dealers	176,382
Computer software and hardware (net of accumulated depreciation of $18,488,695)	191,295
Office facilities and equipment (net of accumulated depreciation of $378,185)	531,709
Other assets	534,744
TOTAL ASSETS	$7,079,767

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	$2,465,788
COMMITMENTS AND CONTINGENT LIABILITIES	
MEMBER'S EQUITY	4,610,979
TOTAL LIABILITIES AND MEMBER'S EQUITY	$7,079,767

The accompanying notes are an integral part of this financial statement

THEMUNICENTER, L.L.C.

NOTES TO FINANCIAL STATEMENT

AS OF DECEMBER 31, 2007

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

TheMuniCenter, L.L.C., ("the "Company") was formed on June 8, 2000 and became a U.S. registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). The firm is also a member of the Municipal Securities Rulemaking Board, as well as the Securities Investor Protection Corporation.

TheMuniCenter is a Delaware limited liability company ("L.L.C.") whose sole member is TheDebtCenter, L.L.C. ("Parent"). The Parent is also a Delaware L.L.C., whose members are Merrill Lynch, Pierce, Fenner & Smith Inc., MSDW Fixed Income Ventures, Inc., Salomon Brothers Holding Company Inc., LBI Group Inc. and FSA Portfolio Management Inc. (collectively, the "Members").

The Company operates a trading platform for the purpose of matching buyers and sellers in the fixed income securities market. The Company acts as principal in these transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. All of the Company's purchases and sales of fixed income securities are cleared through a clearing broker-dealer. The participants who utilize this trading platform consist of broker-dealers and institutional investors.

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of these financial statements are prudent and reasonable. Actual results could differ from those estimates.

COMMISSIONS

The Company records commissions on a trade basis. Commissions represent the spread earned on matched principal transactions.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - continued

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

COMPUTER SOFTWARE AND HARDWARE

These assets are stated at cost less related accumulated depreciation. Computer software consists of purchased software, as well as internally developed software. Computer hardware is depreciated and purchased software is amortized on a straight-line basis over the estimated useful lives of the assets, generally not exceeding three years. Internally developed software is depreciated over five years.

OFFICE FACILITIES AND EQUIPMENT

This consists of fixed assets, which are carried at cost less related accumulated depreciation. Fixed assets are depreciated on a straight-line basis over three to seven years.

INCOME TAXES

The Company is a single member L.L.C. and is therefore treated as a disregarded entity under federal income tax regulations. New York State and New York City recognize the federal entity classification of a single member L.L.C. as a disregarded entity and generally follow its resulting tax consequences. As such, no provision for federal, state, or local income taxes is required as its sole member is responsible for reporting the Company's income or loss under applicable income tax statutes and regulations.

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES

OPERATING LEASES

The Company has entered into obligations under two operating leases that will expire in 2008 and 2019. Under the first agreement, the Company was required to obtain a letter of credit. The Company obtained a letter of credit in the amount of $387,182 in lieu of a cash security deposit. Under the second agreement, the company made a cash security deposit of $6,206. At December 31, 2007, the future minimum payments for this lease were as follows:

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES - continued

OPERATING LEASES - continued

2008	$ 601,459
2009	580,773
2010	580,773
2011	580,773
2012	602,000
Thereafter	4,090,034
Total	$7,035,812

Total rent expense for 2007 was $555,545 including operating expenses.

DEFERRED COMPENSATION

Beginning February 2004 the Company issued Revenue Shares to certain employees in recognition of their work performance. The revenue shares vested over a three-year period from the date of issuance, one-third each year. If an employee left before the shares were fully vested they are entitled to 50% of the last stated value of the vested portion.

In 2007, the Company established the 2007 Equity Incentive Unit Plan. The purpose of the plan is to promote the Company's long-term financial interests by providing an increased incentive to certain employees to make significant contributions to the performance and long-term growth of the Company. Employees were permitted to convert their revenue shares into the new plan, forfeiting any monies due them. All current employees agreed to the conversion. Former employees who had vested interests were not permitted to convert. At December 31, 2007, vested revenue shares to be paid out in two equal installments in 2008 and 2009 amounted to $9,167.

NOTE 3 - EMPLOYEE BENEFIT PLAN

As of January 1, 2004, the Company changed its deferred compensation plan from a SIMPLE IRA to a 401(k) plan. Under the new plan eligible employees in 2007 could defer up to $15,500 for the year, in addition to a $5,000 catch-up contribution for employees 50 years of age or older. For 2007, the Company elected to make a discretionary contribution on behalf of its employees, a dollar for dollar matching up to $4,000 per employee in the amount of $87,404.

THEMUNICENTER, L.L.C.

NOTES TO FINANCIAL STATEMENT

AS OF DECEMBER 31, 2007

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into a service agreement for bookkeeping services for the year with one of its former members and has incurred fees of $129,250. Balances related to these services are settled monthly.

The Company clears all securities transactions through a broker-dealer affiliate of one of the Members. The Company incurred $1,909,971 of clearing fees during the year and at December 31, 2007, the Company had a net receivable of $176,382 from the clearing firm.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is a registered broker/dealer and, accordingly, is subject to the minimum net capital requirements of the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company's aggregate indebtedness can not exceed 15 times net capital. At December 31, 2007, the Company's net capital and excess net capital were $ 2,957,256 and $2,792,588, respectively and its aggregate indebtedness was approximately 0.83 times its net capital.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily included broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

END